July 13, 2012

VIA EDGAR

Mr. Hugh West

Accounting Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Mail Stop 4546

Re:	Fifth Third Bancorp

Form 10-K for the Fiscal Year Ended December 31, 2011

Filed February 29, 2012

File No. 001-33653

Dear Mr. West:

We are writing in response to your letter dated June 28, 2012 related to the Form 10-K for the Fiscal Year Ended December 31, 2011 (the “2011 Form 10-K”) of Fifth Third Bancorp (“Fifth Third,” the “Registrant” or the “Bancorp”). In accordance with your request, we have responded to each of the comments included in your letter. Our responses to each of the items noted in your letter are detailed below.

Additionally, the Registrant acknowledges that:

•	The Registrant is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Form 10-K for the Fiscal Year Ended December 31, 2011

Management’s Discussion and Analysis of Financial Condition and Results of Operations Credit Risk Management, page 53

1.	We note you maintain a dual risk rating system for estimating losses given an event of default in addition to your historical risk grading system for commercial credits. We also note that you have completed significant validation and testing of the dual risk rating system and will make a decision on the implementation of the dual risk rating model for purposes of determining the ALLL once the FASB has issued a final standard. Please tell us the key differences between the two models that you are maintaining in terms of key assumptions utilized as well as quantified loss estimates as of the balance sheet date. Clarify why you have deferred a decision on whether to utilize the dual risk rating model and disclose the reasonably likely changes in your allowance for loan losses due to the implementation of the new dual risk rating model given that you have this information available.

Fifth Third currently maintains two credit risk grading systems for its commercial loan portfolio. The first system includes a single rating consisting of ten categories with categories seven through ten corresponding to the regulatory definitions for special mention, sub-standard, doubtful and loss (the “Regulatory Rating System”). The Regulatory Rating System is used for portfolio monitoring and the determination of the allowance for loan and lease losses (the “ALLL”) in accordance with Generally Accepted Accounting Principles (“GAAP”). The second system includes dual ratings which consist of thirteen probability of default ratings and six categories of loss given default (the “Dual Risk Rating System”). The Dual Risk Rating System is used for credit approval and pricing, portfolio monitoring and capital allocation.

The Dual Risk Rating System was created in response to the issuance of Basel II which was published in June of 2004 and created standards governing the capital adequacy of internationally active banks. Basel II supports the use of a dual risk rating model for assessing credit risk for purposes of determining capital requirements that focuses on the probability of default of a customer, the loss given default of the underlying facilities and the exposure at default. Fifth Third is not an “internationally active bank” and was not required to adopt the provisions of Basel II on its effective date (nor has the Bancorp been required to adopt the provisions of Basel II to date). However, in 2004 we began the process of developing and validating an internal dual risk rating system that would allow the Bancorp to adopt the Advanced Internal Ratings Based Approach to the capital adequacy provisions of Basel II, if those provisions were ever applied to Fifth Third.

Consistent with the Advanced Internal Ratings Based Approach provided by Basel II, the Dual Risk Rating System utilizes a through-the-cycle rating philosophy which involves estimating a borrower’s average probability of default over one year through a business cycle. This differs from the Regulatory Rating System which utilizes a point-in-time philosophy that grades the borrower according to the estimated risk posed by each credit facility as of the reporting date. The current Dual Risk Rating System is designed to support a statistical modeling of through-the-cycle expected losses. The expected loss estimate would need to be modified for use in the Bancorp’s ALLL methodology which is required to provide a point-in-time estimate of incurred losses as of the reporting date.

While significant testing of the Dual Risk Rating System was completed prior to its implementation as a commercial credit risk management tool, this validation effort focused primarily on calibrating the model based on expected events of default over a one-year horizon and probabilities of default with a through-the-cycle view. Adjustments needed to convert the Dual Risk Rating System to an incurred loss, point-in-time model have not been developed sufficiently to support an accurate ALLL estimate. As such, Fifth Third does not have the information needed to disclose any reasonably likely changes in the ALLL associated with the implementation of a revised ALLL methodology based on the Dual Risk Rating System.

The Bancorp continues to closely monitor the status of the FASB’s project on loan impairment as originally outlined in the “Accounting for Financial Instruments and Revisions to the Accounting for Derivative Instruments and Hedging Activities” Exposure Draft and Supplementary Document dated May 2010 and January 2011, respectively. The Bancorp notes the timeline for a revised Exposure Draft has been delayed several times in 2010/2011 however the FASB currently expects to issue an Exposure Draft in the second half of 2012. Based upon the potentially significant changes this Exposure Draft may make to the current impairment model and the significant time it would take the Bancorp to revise the dual risk model to comply with the requirements of ASC 450-20, including back testing results prior to implementation, the Bancorp believes the issues outlined above and costs of changing models currently outweighs the benefits. Further, the Bancorp believes its current methodology is in accordance with GAAP and the change to a dual risk rating system is not required either under GAAP or for the Bancorp’s current Regulatory reporting.

Fifth Third acknowledges the staff’s comment and confirms that in future filings, beginning with the Form 10-Q for the Quarterly Period Ended June 30, 2012, the Bancorp will provide the following clarification in its disclosures related to the dual risk rating system in Management’s Discussion and Analysis (additional language included in italics):

“In addition to the individual review of larger commercial loans that exhibit probable or observed credit weaknesses, the commercial credit review process includes the use of two risk grading systems. The risk grading system currently utilized for reserve analysis purposes encompasses ten categories. The Bancorp also maintains a dual risk rating system for credit approval and pricing, portfolio monitoring and capital allocation that includes a “through-the-cycle” rating philosophy for modeling expected losses. The dual risk rating system includes thirteen probabilities of default grade categories and an additional six grade categories for estimating losses given an event of default. The probability of default and loss given default evaluations are not separated in the ten-category risk rating system. The Bancorp has completed significant validation and testing of the dual risk rating system as a commercial credit risk management tool. The Bancorp is assessing the necessary modifications to the dual risk rating system outputs to develop a GAAP compliant ALLL model and will make a decision on the use of modified dual risk ratings for purposes of determining the Bancorp’s ALLL once the FASB has issued a final standard regarding previously proposed methodology changes to the determination of credit impairment as outlined in the “Accounting for Financial Instruments and Revisions to the Accounting for Derivative Instruments and Hedging Activities” Exposure Draft and Supplementary Document dated May 2010 and January 2011, respectively. Scoring systems, various analytical tools and delinquency monitoring are used to assess the credit risk in the Bancorp’s homogenous consumer and small business loan portfolios.”

Overview, page 53

2.	We note from your disclosure on page 54 that throughout 2010 and 2011 you continued to aggressively engage in other loss mitigation strategies such as reducing credit commitments, restructuring certain commercial and consumer loans, and utilizing expanded commercial and consumer loan workout teams. Please revise your disclosure in future filings to address the specific programs you have in place for loss mitigation strategies and loan workouts. Specifically, address the extent to which you are involved in the HAMP and Harp 2.0 programs and how participation in those programs impact your underwriting standards, credit quality statistics, and results of operations. To the extent you participate in trial modifications, tell us whether you account for these initially as troubled debt restructurings (quantify amounts where possible).

Fifth Third acknowledges the staff’s comments and confirms that in future filings, beginning with the Form 10-Q for the Quarterly Period Ended June 30, 2012, the Bancorp will provide the following expanded disclosures in Management’s Discussion and Analysis related to loss mitigation strategies (additional language included in italics):

Throughout 2010 and 2011, the Bancorp continued to aggressively engage in other loss mitigation strategies such as reducing credit commitments, restructuring certain commercial and consumer loans, tightening underwriting standards on commercial loans and across the consumer loan portfolio, as well as utilizing expanded commercial and consumer loan workout teams. For commercial and consumer loans owned by the Bancorp, loan modification strategies are developed that are workable for both the borrower and the Bancorp when the borrower displays a willingness to cooperate. These strategies typically involve either a reduction of the stated interest rate of the loan, an extension of the loan’s maturity date(s) with a stated rate lower than the current market rate for a new loan with similar risk, or in limited circumstances, a reduction of the principal balance of the loan or the loan’s accrued interest. For residential mortgage loans serviced for FHLMC and FNMA, the Bancorp participates in the HAMP and Harp 2.0 programs. For loans refinanced under the Harp 2.0 program, the Bancorp strictly adheres to the underwriting requirements of the program and promptly sells the refinanced loan back to the agencies. Loan restructuring under the HAMP program is performed on behalf of FHLMC or FNMA and the Bancorp does not take possession of these loans during the modification process. Therefore, participation in these programs does not significantly impact the Bancorp’s credit quality statistics. The Bancorp participates in trial modifications in conjunction with the HAMP program for loans it services for FHLMC and FNMA. As these trial modifications relate to loans serviced for others, they are not included in the Bancorp’s troubled debt restructurings as they are not assets of the Bancorp. In the event there is a representation and warranty violation on loans sold through these programs, the Bancorp may be required to repurchase the sold loan. As of June 30, 2012, repurchased loans restructured or refinanced under these programs were immaterial to the Bancorp’s Condensed Consolidated Financial Statements.

Additionally, as of June 30, 2012, $xxx of loans refinanced under Harp 2.0 were included in loans held for sale in the Bancorp’s Condensed Consolidated Balance Sheets. For the three and six months ended June 30, 2012, the Bancorp recognized $xx and $xx of fee income in mortgage banking net revenue in the Bancorp’s Condensed Consolidated Statements of Income related to the sale of loans restructured or refinanced under the HAMP and Harp 2.0 programs.

Notes to Consolidated Financial Statements

6. Credit Quality and the Allowance for Loan and Lease Losses, page 92

Troubled Debt Restructurings, page 98

3.	We note that you consider TDRs that become 90 days or more past due under the modified terms as subsequently defaulted. However, your disclosure on page 61 indicates that you define a re-default on restructured residential mortgage, home equity, and credit card loans as 30 days delinquent. Please explain the differences in the respective disclosures.

The Bancorp notes the referenced item in Management’s Discussion and Analysis on page 61 of the 2011 Form 10-K was intended to provide information regarding the delinquency status of restructured consumer loans by disclosing the portion that have become 30 days or more past due subsequent to the date of modification. The referenced item on page 98 of the Notes to Consolidated Financial Statements of the 2011 Form 10-K specifically addresses the disclosures required under Accounting Standards Codification (ASC) paragraph 310-10-50-34 for troubled debt restructurings (TDRs). While the FASB does not specifically address how a reporting entity should define a subsequent payment default for purposes of this required disclosure, Fifth Third considers a TDR with a past due status of 90 days or more subsequent to the modification date as subsequently defaulted, as this is the point-in-time where an accruing TDR would be placed on nonaccrual status unless it is both well-secured and in the process of collection.

Fifth Third acknowledges the staff’s comment and confirms that it will clarify the distinction between the two referenced items in future filings, beginning with the Form 10-Q for the Quarterly Period Ended June 30, 2012, by removing the reference to “re-default” in Management’s Discussion and Analysis and revising this disclosure to the following:

“As of June 30, 2012, the percentage of restructured residential mortgage loans, home equity loans, and credit card loans that are past due 30 days or more are XX%, XX%, and XX%, respectively.”

12. Sales of Residential Mortgage Receivables and Mortgage Servicing Rights, page 106

4.	Your disclosure on page 107 indicates that the value of mortgage loan servicing assets that you continue to hold is subject to credit, prepayment and interest rate risks on the sold financial assets. In addition, your disclosure on page 69 indicates that the decrease in mortgage rates caused modeled prepayment speeds to increase, which led to the $242 million in temporary impairment on servicing rights during the year ended 2011. Please address the following:

•

We note from your sensitivity analysis disclosed for 2011 that immediate 10% and 20% adverse changes in the prepayment speed assumption would cause a $36 million and $68 million decrease in the fair value of your MSRs, respectively. However, we note that more significant changes must have occurred to result in the $242 million temporary impairment during the year ended December 31, 2011. Tell us, and expand your disclosure in future filings to explain the drivers of the large difference in the sensitivity analysis disclosed as compared to the actual changes that occurred during 2011. To the extent that immediate 10% and 20% adverse changes in the prepayment speed assumption are not reasonably possible or realistic, disclose additional sensitivities of assumptions for your MSRs that are based on your actual experience.

At December 31, 2010, the Bancorp disclosed that the weighted-average, modeled prepayment speed for its fixed rate servicing assets was 13% and the decline in fair value of the fixed-rate servicing assets given an immediate 20% adverse change in prepayment speed would be $70 million. During 2011, conventional mortgage rates declined from approximately 4.9% at the end of the 2010 to approximately 3.9% at the end of 2011 resulting in a high volume of refinance activity and a significant increase in modeled prepayment speeds. The Bancorp experienced a 38% increase in the weighted average modeled prepayment speed for the Bancorp’s fixed rate servicing assets from December 31, 2010 to December 31, 2011. Additionally, the Bancorp experienced significant turnover of its servicing portfolio in 2011 as new loans were added with lower modeled prepayment speeds (due to the historically low interest rate environment) thus reducing the weighted average modeled prepayment speed for the portfolio at December 31, 2011. Therefore, the actual change in modeled prepayment speed in 2011 for servicing assets that existed at December 31, 2010 was larger than the 38% increase discussed above. As previously mentioned, the increase in modeled prepayment speeds was significantly higher than what was implied by the 20% adverse change utilized in the 2010 sensitivity analysis disclosure, resulting in the large deviation between the actual results and the sensitivity analysis. The Bancorp believes that both the 10% and 20% adverse changes were reasonably possible and realistic when disclosed at the end of 2010 and 2011; however given that the increase in modeled prepayment speeds was significantly higher than the 20% in 2011 it will add a 50% adverse change to the sensitivity analysis included in future filings.

Fifth Third acknowledges the staff’s comment and confirms that in future filings beginning with the Form 10-Q for the Quarterly Period Ended June 30, 2012, the following expanded disclosures will be added to the Sales of Residential Mortgage Receivables and Mortgage Servicing Rights footnote in the Notes to the Condensed Consolidated Financial Statements (additional language added in italics):

“At June 30, 2012, the sensitivity of the current fair value of residual cash flows to immediate 10%, 20%, and 50% adverse changes in prepayment speed assumptions and immediate 10% and 20% adverse changes in other assumptions are as follows:

					Prepayment Speed Assumption									Residual Servicing Cash Flows
		Fair Value		Weighted- Average Life (in years)			Impact of Adverse Change on Fair Value							Discount Rate		Impact of Adverse Change on Fair Value
($ in millions)[a]	Rate				Rate		10%			20%		50%				10%			20%
Residential mortgage loans:
Servicing assets	Fixed	$	xxx	x.x	xx.x	%	$	(xx	)	(xx	)	(xx	)	xx.x	%	$	(xx	)	(xx	)
Servicing assets	Adjustable		xx	x.x	xx.x			(x	)	(x	)	(xx	)	xx.x			(x	)	(x	)

(a) The weighted-average default rate for all scenarios is immaterial.

These sensitivities are hypothetical and should be used with caution. As the figures indicate, changes in fair value based on these variations in assumptions typically cannot be extrapolated because the relationship of the change in assumption to the change in fair value may not be linear. The Bancorp believes variations of these levels are reasonably possible, however there is the potential that adverse changes in key assumptions could be even greater. Also, in the previous table, the effect of a variation in a particular assumption on the fair value of the interests that continue to be held by the Bancorp is calculated without changing any other assumption; in reality, changes in one factor may result in changes in another (for example, increases in market interest rates may result in lower prepayments and increased credit losses), which might magnify or counteract these sensitivities.”

•

We note your disclosure on page 69 that you adjusted your MSR hedging strategy to exclude the hedging of MSRs related to certain mortgage loans originated in 2008 and prior. You also disclosed that the prepayment behavior of these loans is expected to be less sensitive to changes in interest rates as borrower credit characteristics and home price values have a greater impact based on changes in the market and underwriting environment, and thus, the predictive power of traditional prepayment models on these loans may not be reliable. Tell us, and disclose how you have considered this ineffectiveness of traditional prepayment models in assessing your own prepayment models and the prepayment assumptions utilized in the fair value measurement of your MSRs. Also, discuss the validation procedures that you perform in order to assess the accuracy of your prepayment models and assumptions.

The Bancorp acknowledges the staff’s comment and confirms that in future filings beginning with the Form 10-Q for the Quarterly Period Ended June 30, 2012, the following expanded disclosures will be added to the Residential Mortgage Servicing Rights and Interest Rate Risk section of Management’s Discussion and Analysis (additional language added in italics):

“During the fourth quarter of 2011, the Bancorp assessed the composition of its MSR portfolio, the cost of hedging and the anticipated effectiveness of the hedges given the economic environment. Based on this review, the Bancorp adjusted its MSR hedging strategy to exclude the hedging of MSRs related to certain mortgage loans originated in 2008 and prior, representing approximately XX% of the carrying value of the MSR portfolio as of June 30, 2012.

The prepayment behavior of these loans is expected to be less sensitive to changes in interest rates as tighter industry underwriting standards, borrower credit characteristics and home price values have had a greater impact on prepayment speeds. Thus, the predictive power of traditional prepayment models that are based solely on the historical dependency of prepayment speeds on market interest rates may not be reliable for these loans. As a result, the Bancorp has considered these additional factors as it models prepayment speeds when valuing the MSRs. The Bancorp utilizes valuation opinions from servicing brokers, peer surveys and its historical prepayment experience in validating the modeled prepayment speeds utilized in the fair value measurement of the MSRs. As these additional factors have had an impact on prepayment speeds, the effectiveness of traditional hedging strategies utilizing benchmark interest rate based derivatives has been reduced. In addition to the market factors that impact prepayment speeds, the Bancorp is exposed to prepayment risk on these loans in the event borrowers refinance at higher than expected levels due to government intervention or other factors. The Bancorp continues to monitor the performance of these MSRs and may decide to hedge this portion of the MSR portfolio in future periods.”

Schedule 14A filed March 8, 2012

2011 Long-Term Equity-based Compensation, page 26

5.	We note the statement on page 26 of your definitive proxy statement that actual long-term equity-based compensation awards are based on company performance and “individual performance relative to established individual performance objectives.” Please disclose the individual performance objectives for each named executive officer, each named executive officer’s performance relative to the established objectives, and how such performance translated into the actual awards made.

As reflected in the Compensation Discussion & Analysis, compensation decisions are a function of several factors, including relevant market data, the performance of the Bancorp and individual performance. With respect to 2011 Long-Term Equity-based Compensation, the discussion on page 27 elaborates on the process for determining actual awards, indicating that target awards for each executive are established based on market median compensation and that awards are not automatically made at target. The actual award levels are based on Bancorp performance and individual performance of the executive, such as:

•	The Bancorp’s revenue and expense results,

•	Division’s revenue and expenses vs. budget,

•	Internal and external customer service levels,

•	Performance relative to the Bancorp’s strategic initiatives, and

•	Results related to specific individual responsibilities.

By their nature, some of these factors are Bancorp performance factors, and others, such as divisional financial performance will relate to a particular executive. In the area of strategic initiatives and individual responsibilities, the factors relate to matters such as employee engagement, operational excellence and various customer and client relationship categories.

As also described on page 27, the award considerations are not based on an actual formula. The Committee does not assign weighting or scoring to any of the factors, but instead makes an assessment of overall performance and whether based on that assessment awards at target, or above or below target are appropriate. When making the 2011 long-term incentive awards, the Committee determined that overall performance was strong and made awards at target, or slightly above target, for each of the executives.

If you should have any additional questions or require any further information, please do not hesitate to call me at (513) 534-0674 or Mark Hazel, Senior Vice President and Controller, at (513) 534-6702.

Sincerely,

/s/ DANIEL T. POSTON
Daniel T. Poston
Executive Vice President and Chief Financial Officer

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Deloitte & Touche LLP